August 12, 2019

Thomas P. Chambers
Senior Vice President and Chief Financial Officer
Kosmos Energy Ltd.
8176 Park Lane, Ste 500
Dallas, Texas 75231

       Re: Kosmos Energy Ltd.
           Form 10-K for Fiscal Year Ended December 31, 2018
           Filed March 1, 2019
           File No. 001-35167

Dear Mr. Chambers:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Item 1 - Business
Our Reserves, page 20

1. Revise the Summary of Oil and Gas Reserve table to provide oil and gas reserve information by geographic area, as well as in the aggregate in accordance with Item
      1202(a)(2) of Regulation S-K. On a similar note, your table on page 125 should also be revised to present the net quantities of proved reserves of oil and gas and the changes in them by geographic area and in the aggregate in accordance with FASB ASC 932-235-50-
      6.
2. In your response to comment 3 of our letter dated September 10, 2018, you stated your expectations to provide expanded disclosure regarding the progress made to convert proved undeveloped reserves during the current fiscal year and to quantify the investment made to convert proved undeveloped reserves to proved developed reserves. It is unclear where this expanded disclosure has been provided. Refer to Item 1203(c) of Regulation
 Thomas P. Chambers
Kosmos Energy Ltd.
August 12, 2019
Page 2
         S-K.
Consolidated Financial Statements of Kosmos Energy Ltd.
Supplemental Oil and Gas Data (Unaudited)
Net Proved Developed and Undeveloped Reserves, page 125

3. Please expand your tabular disclosure to include the net quantities of your proved developed reserves and proved undeveloped reserves as of December 31, 2015. Refer to
         FASB ASC 932-235-50-4 and Example 1 in 932-235-55-2, which requires disclosure of the beginning and the end of the year reserve balances for all periods presented.
Changes in the Standardized Measure for Discounted Cash Flows, page 129

4. We note your disclosure of changes in standardized measure of discounted cash flows includes an adjustment for "Changes in timing and other." Provide us with a description of the nature of this adjustment. Refer to FASB ASC 932-235-50-5 and ASC 932-235-50-
         36.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Jeannette Wong, Staff Accountant, at (202) 551-2137 or Shannon
Buskirk, Staff Accountant, at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Brad Skinner, Senior Assistant Chief
Accountant, at (202) 551-3489 with any other questions.



FirstName LastNameThomas P. Chambers                        Sincerely,
Comapany NameKosmos Energy Ltd.
                                                            Division of
Corporation Finance
August 12, 2019 Page 2                                      Office of Natural
Resources
FirstName LastName